Exhibit 99.2

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto receives shares in Minera IRL Limited

28 January 2014

Rio Tinto Mining and Exploration Limited (Rio Tinto) has received 44,126,780 common shares of Minera IRL Limited (IRL), representing approximately 19.44% of the issued and outstanding common shares of IRL. The shares form part of the consideration agreed to in the 2006 option agreement on the Ollachea Gold Project between Rio Tinto and IRL.

The consideration for each Share was CDN$0.1790. The Shares were issued from IRL’s treasury and were not purchased by Rio Tinto via a market transaction. Rio Tinto may increase or decrease the investment in Shares depending on its evaluation of the business, prospects and financial condition of IRL, the market for IRL’s securities, general economic and tax conditions and other factors. Additionally, should Rio Tinto not sell any of the Shares for a period of one year, Rio Tinto shall be entitled to a cash incentive payment.

Rio Tinto understands that the Shares were issued in accordance with the accredited investor exemption contained in National Instrument 45-106 – Prospectus and Registration Exemptions.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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